CROMPTON & KNOWLES CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
Nine months ended September 24, 1994 (Unaudited)
(In thousands)


PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The information included in the foregoing consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.

Included in accounts receivable are allowances for doubtful accounts of $4,083 in 1994 and $4,072 at December 25, 1993.

Accumulated depreciation amounted to $83,223 in 1994 and $73,387 at December 25, 1993.

Accumulated amortization of cost in excess of acquired net assets amounted to $6,377 in 1994 and $5,456 at December 25, 1993.

Other current liabilities primarily include customer deposits.

It is suggested that the interim consolidated financial statements be read in conjunction with the consolidated financial statements and notes included in the Company's 1993 Annual Report on Form 10-K.


CAPITAL STOCK

There are 53,361,072 common shares issued at $.10 par value, of which 3,375,891 shares and 2,069,547 shares were held in the treasury at September 24, 1994 and December 25, 1993, respectively.


INVENTORIES

Components of inventories are as follows:
                                   Sept. 24,        Dec. 25,
                                     1994            1993

Finished goods                     $ 80,046        $ 57,987
Work in process                      30,168          25,748
Raw materials and supplies           33,812          30,197

                                   $144,026        $113,932

EARNINGS PER COMMON SHARE

The computation of earnings per common share is based on the weighted average number of common and common equivalent shares outstanding. A dual presentation of earnings per common share has not been made since there is no significant difference in earnings per share calculated on a primary or fully diluted basis.


ACQUISITIONS

In May, 1994, the Company acquired the business and certain assets of the Egan Machinery Division of John Brown Plastics Machinery at a cost of $10,718. In June, 1994, the Company acquired the business and certain assets of McNeil & NRM, Inc. at a cost of $3,016. The acquisitions have been accounted for using the purchase method and, accordingly, the acquired assets and liabilities have been recorded at their fair values at the dates of acquisition. The excess cost of purchase price over fair value of net assets acquired in the amount of $10,522 is being amortized over forty years. The operating results of each acquisition are included in the Consolidated Statements of Earnings since the date of the acquisition.


BUSINESS SEGMENT DATA
                                         Nine Months Ended
                                   Sept. 24,       Sept. 25,
                                     1994            1993

SALES
Specialty chemicals                $293,599        $308,971
Specialty process equipment
    and controls                    137,268         106,480

                                   $430,867        $415,451

OPERATING PROFIT
Specialty chemicals                $ 47,605        $ 54,381
Specialty process equipment
    and controls                     22,450          17,613
                                     70,055          71,994
General corporate expenses, net     ( 7,729)        ( 7,880)
Interest expense                    (   962)        (   966)

Earnings before income taxes       $ 61,364        $ 63,148